SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Princeton Review, Inc.

Common Stock, par value $0.01 per share

(Title of Class of Securities)

742352107

(CUSIP Number)

Sean Doherty, General Counsel

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 742352107	13D	Page 2 of 9 Pages

1.	Name of reporting persons S.S. or I.R.S. Identification Nos. of Above Persons Bain Capital Venture Fund 2007, L.P. EIN No.: 20-5463883
2.	Check the appropriate box if a member of a group (a) (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,755,213 shares of Common Stock*
	8.	Shared voting power 0
	9.	Sole dispositive power 6,675,213 shares of Common Stock*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,675,213 shares of Common Stock*
12.	Check box if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 13.7%**
14.	Type of reporting person PN

*	See Item 5 below
**	The percentage of the Issuer’s common stock (the “Common Stock”) represented by the shares that are subject to this Amendment No. 2 to Schedule 13D is based on the aggregate of 49,256,648 shares of Common Stock outstanding as of April 21, 2010, which figure is based on information set forth in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities Exchange Commission (“SEC”) on April 21, 2010 (the “Preliminary Proxy Statement”).

CUSIP No. 742352107	13D	Page 3 of 9 Pages

1.	Name of reporting persons S.S. or I.R.S. Identification Nos. of Above Persons BCIP Venture Associates EIN No.: 26-0219620
2.	Check the appropriate box if a member of a group (a) (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 954,883 shares of Common Stock*
	8.	Shared voting power 0
	9.	Sole dispositive power 954,883 shares of Common Stock*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 954,883 shares of Common Stock*
12.	Check box if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 1.9%**
14.	Type of reporting person PN

*	See Item 5 below
**	The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 2 to Schedule 13D is based on the aggregate of 49,256,648 shares of Common Stock outstanding as of April 21, 2010, which figure is based on information set forth in the Issuer’s Preliminary Proxy Statement.

CUSIP No. 742352107	13D	Page 4 of 9 Pages

1.	Name of reporting persons S.S. or I.R.S. Identification Nos. of Above Persons BCIP Venture Associates-B EIN No.: 26-0219624
2.	Check the appropriate box if a member of a group (a) (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,954 shares of Common Stock*
	8.	Shared voting power 0
	9.	Sole dispositive power 17,954 shares of Common Stock*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,954 shares of Common Stock*
12.	Check box if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) .036%**
14.	Type of reporting person PN

*	See Item 5 below
**	The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 2 to Schedule 13D is based on the aggregate of 49,256,648 shares of Common Stock outstanding as of April 21, 2010, which figure is based on information set forth in the Issuer’s Preliminary Proxy Statement.

CUSIP No. 742352107	13D	Page 5 of 9 Pages

1.	Name of reporting persons S.S. or I.R.S. Identification Nos. of Above Persons BCVI-TPR Integral, L.P. EIN No.: 27-1409928
2.	Check the appropriate box if a member of a group (a) (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,420,910 shares of Common Stock*
	8.	Shared voting power 0
	9.	Sole dispositive power 5,420,910 shares of Common Stock*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,420,910 shares of Common Stock*
12.	Check box if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 11.00%**
14.	Type of reporting person PN

*	See Item 5 below
**	The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 2 to Schedule 13D is based on the aggregate of 49,256,648 shares of Common Stock outstanding as of April 21, 2010, which figure is based on information set forth in the Issuer’s Preliminary Proxy Statement.

CUSIP No. 742352107	13D	Page 6 of 9 Pages

1.	Name of reporting persons S.S. or I.R.S. Identification Nos. of Above Persons Michael A. Krupka EIN No.:
2.	Check the appropriate box if a member of a group (a) (b) ☒
3.	SEC use only
4.	Source of funds See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,148,960 shares of Common Stock*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,148,960 shares of Common Stock*
11.	Aggregate amount beneficially owned by each reporting person 13,148,960 shares of Common Stock*
12.	Check box if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 26.70%**
14.	Type of reporting person IN

*	See Item 5 below
**	The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 2 to Schedule 13D is based on the aggregate of 49,256,648 shares of Common Stock outstanding as of April 21, 2010, which figure is based on information set forth in the Issuer’s Preliminary Proxy Statement

CUSIP No. 742352107	13D	Page 7 of 9 Pages

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Items 2, 4, 5 and 7 of the Statement of Schedule 13D filed on October 19, 2009 (the “Schedule 13D”) by Bain Capital Venture Fund 2007, L.P, a Delaware limited partnership (“Fund 2007”), BCIP Venture Associates, a Delaware partnership (“BCIP”), BCIP Venture Associates- B, a Delaware partnership (“BCIP-B”) and Michael Krupka (collectively the “Reporting Persons”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

This Amendment No. 2 is being made to reflect the entry by the Reporting Persons and the Issuer into an agreement with respect to the securities of the Issuer, as described below under Items 4 and 5.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by each of the following (each a “Reporting Person” and collectively, “Reporting Persons”): Bain Capital Venture Fund 2007, L.P., a Delaware limited partnership (“Fund 2007”), BCIP Venture Associates, a Delaware partnership (“BCIP”), BCIP Venture Associates-B, a Delaware partnership (“BCIP-B”), BCVI-TPR Integral, L.P., a Delaware partnership (“TPR”) and Michael A. Krupka.

Bain Capital Venture Partners 2007, L.P., a Delaware limited partnership (“BCVP 2007”), is the general partner of Fund 2007. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of BCVP 2007.

BCVI is the sole general partner of TPR.

Bain Capital Investors, LLC, a Delaware limited partnership (“BCILLC”), is the sole managing partner of each of BCIP and BCIP-B. BCVI is attorney-in-fact for BCILLC.

Michael A. Krupka is the sole managing member of BCVI.

(b)	The principal business address of each of the Reporting Persons, BCVP 2007, BCVI and BCILLC is c/o Bain Capital Venture Investors, LLC, 111 Huntington Avenue, Boston, MA 02199.

(c)	The principal business of each of Fund 2007, BCIP, BCIP-B and TPR is that of an investment partnership.

Mr. Krupka is a Managing Director of Bain Capital Venture Partners, LLC, a Delaware limited liability company (“BCVP”). The principal business of BCVP is that of an investment advisor. The principal business address of BCVP is 111 Huntington Avenue, Boston, MA 02199.

(d)	None of the Reporting Persons, BCVP 2007, BCVI or BCILLC, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, BCVP 2007, BCVI or BCILLC, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 742352107	13D	Page 8 of 9 Pages

(f)	Each of Fund 2007, BCIP, BCIP-B, TPR, BCVP 2007, BCVI and BCILLC was organized under the laws of the State of Delaware. Mr. Krupka is a citizen of the United States.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On December 7, 2009, the Reporting Persons purchased 60,640 shares of the Series E Non-Convertible Preferred Stock of the Issuer (“Series E Preferred Stock”). Of those shares of Series E Preferred Stock, 35,640 were issued in exchange for 39,600 shares of Series C Convertible Preferred Stock of the Issuer (“Series C Preferred Stock”). The terms of the Series E Preferred Stock provided that such Series E Preferred Stock would be mandatorily converted into shares of Series D Convertible Preferred Stock of the Issuer (the “Series D Preferred Stock”) upon the Issuer’s receipt of shareholder approval within twelve months of the December 7, 2009 issuance of the Series E Preferred Stock. On April 21, 2010, the Issuer’s stockholders approved the conversion of the Series E Preferred Stock into shares of Series D Preferred Stock. On April 23, 2010, the Reporting Persons received notice from the Issuer under the terms of the Certificate of Designation for the Series E Preferred Stock, providing for the conversion of Reporting Persons’ 60,640 shares of Series E Preferred Stock into 62,447.5705 shares of Series D Preferred Stock as of April 21, 2010.

The Series D Preferred Stock issued to the Reporting Persons upon conversion of the Series E Preferred Stock is convertible into shares of Common Stock at any time at the option of the holder thereof at an initial conversion rate equal to (i) $1,000 plus accrued and unpaid dividends thereon divided by (ii) the conversion price (initially $4.75, subject to adjustment in certain customary circumstances) in effect at the time of conversion. Dividends on the Series D Preferred Stock will accrue and be cumulative at the rate of 8% per year, compounded annually, until December 7, 2014, and will terminate thereafter. Dividends on the Series D Preferred Stock will not be paid in cash except in connection with certain events of liquidation, change of control or redemption. The Series D Preferred Stock is redeemable at the Issuer’s option if the Common Stock trades at or above certain values for certain periods of time, at the option of the holders thereof upon a change of control of the Issuer, and at the option of holders of at least 10% of the outstanding shares thereof on or after December 7, 2017.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

(a) – (c) The information contained on the cover pages to this Amendment No. 2 is incorporated herein by reference. The percentage of the Common Stock, beneficially owned by the Reporting Persons reported in this Amendment No. 2 is based on the 49,256,648 shares of Common Stock issued and outstanding of as April 21, 2010, which figure is based on the information set forth in the Issuer’s Preliminary Proxy Statement.

CUSIP No. 742352107	13D	Page 9 of 9 Pages

Taking into account the transaction described in Item 4, Fund 2007 beneficially owns and has sole power of disposition over 6,755,213 shares of Common Stock, representing approximately 13.7% of the Common Stock issued and outstanding.

Taking into account the transaction described in Item 4, BCIP beneficially owns and has sole power of disposition over 954,883 shares of Common Stock, representing approximately 1.9% of the shares of the Common Stock issued and outstanding.

Taking into account the transaction described in Item 4, BCIP-B beneficially owns and has sole power of disposition over 17,954 shares of Common Stock, representing approximately .036% of the shares of the Common Stock issued and outstanding.

Taking into account the transaction described in Item 4, TPR beneficially owns and has sole power of disposition over 5,420,910 shares of Common Stock, representing approximately 11% of the shares of the Common Stock issued and outstanding.

Although Michael A. Krupka is joining this Schedule 13D as a Reporting Person and may be deemed, by virtue of the relationships described in Item 2(a), to have beneficial ownership of the shares of Common Stock of the Issuer held by Fund 2007, BCIP, BCIP-B, and TPR, Mr. Krupka disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

The Reporting Persons and the other Purchasers may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

(d)	Except as otherwise described in Item 4 and Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit A    Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 6, 2010

BAIN CAPITAL VENTURE FUND 2007, L.P.

By:	Bain Capital Venture Partners 2007, L.P., its general partner
By:	Bain Capital Venture Investors, LLC, its general partner

By:	/S/ MICHAEL A. KRUPKA
Name:	Michael A. Krupka
Title:	Managing Director

BCIP VENTURE ASSOCIATES

By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its attorney-in-fact

By:	/S/ MICHAEL A. KRUPKA
Name:	Michael A. Krupka
Title:	Managing Director

BCIP VENTURE ASSOCIATES-B

By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its attorney-in-fact

By:	/S/ MICHAEL A. KRUPKA
Name:	Michael A. Krupka
Title:	Managing Director

BCVI-TPR Integral, L.P.

By:	Bain Capital Venture Investors, LLC, its general partner

By:	/S/ MICHAEL A. KRUPKA

Name:	Michael A. Krupka
Title:	Managing Director

MICHAEL A. KRUPKA

By:	/S/ MICHAEL A. KRUPKA
Name:	Michael A. Krupka

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated May 6, 2010

BAIN CAPITAL VENTURE FUND 2007, L.P.

By:	Bain Capital Venture Partners 2007, L.P., its general partner
By:	Bain Capital Venture Investors, LLC, its general partner

BCIP VENTURE ASSOCIATES

By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its attorney-in-fact

BCIP VENTURE ASSOCIATES-B

By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its attorney-in-fact

BCIP-TPR Integral, L.P.

By:	Bain Capital Venture Investors, its general partner

By:	/S/ MICHAEL A. KRUPKA
Name:	Michael A. Krupka
Title:	Managing Director

MICHAEL A. KRUPKA

By:	/S/ MICHAEL A. KRUPKA
Name:	Michael A. Krupka